Exhibit 99.4

Acme Packet and NICE Systems Jointly Debut First Session Recording
Solution based on SIPREC Protocol

Industry-driven session recording protocol enables standardized, consolidated, and simplified session recording capabilities

Bedford, MA and Ra’anana, Israel, May 22, 2012 — Acme Packet® (NASDAQ: APKT), the leader in session delivery networks, and NICE (NASDAQ: NICE) today announced the industry’s first available solution for interactive session recording based on the Internet Engineering Task Force’s (IETF) Internet draft of the standardized Session Recording Protocol (SIPREC). The solution delivers affordable, reliable, and scalable recording to enterprises, contact centers, and service providers, offering hosted session recording or contact center outsourcing.

The new solution from NICE and Acme Packet allows organizations to leverage the NICE Interaction Management suite and Acme Packet’s Net-Net Session Director session border controller (SBC) in real time, while reducing the total cost of ownership of the entire system, regardless of the telephony infrastructure they use.

News Highlights:

•
Support for SIPREC with a joint solution that enhances recording functionality in environments that utilize voice over IP (VoIP) and SIP trunking, as well as IP-based video calling, collaboration, and chat.

•
The SIPREC protocol enables NICE and Acme Packet customers, such as contact centers and enterprises, to simplify and consolidate recording by leveraging Acme Packet’s SBC to fork real-time media to NICE Interaction Management without impacting live sessions.

•
The combined solution offers a number of advantages over proprietary approaches, including increased recording capacity and functional enhancements, such as load balancing and enhanced configuration control, while assuring regulatory compliance.

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When coupled with the NICE Interaction Management platform, Acme Packet’s SBCs ensure accuracy and impeccable audio quality for the most accurate speech analytics as well as real-time decision-making and guidance.

Solution Benefits:

•	Consolidation of recording infrastructure without sacrificing recording reliability
•	Utilization of recording for new SIP-based unified communications, SIP trunking, and interactive voice response deployments
•	Simplification of recording deployments through flexible recording control and scalability to tens of thousands of concurrent recordings and sessions

“We are pleased to work with Acme Packet on joint recording solutions based on SIPREC,” said Eran Vanounou, General Manager of the Product and Technology Unit at NICE.  “As the demand for compliance recording for VoIP and other forms of IP-based real-time communications increases, compatibility with Acme Packet’s SBCs is critical for meeting the growing needs of our customers.”

“NICE has been a strategic technology and interoperability partner with Acme Packet for a number of years,” said Dino Di Palma, Acme Packet’s chief operating officer.  “Whether our customers use session recording for quality assurance, compliance, or new revenue-generating services, NICE and Acme Packet deliver recording solutions for providing the functionality and flexibility for understanding customer interactions, meeting legal compliance, and improving the value of every contact center and business.”

Tags:

SIPREC, APKT, Acme Packet, NICE, NICE Systems, session border controllers, SBC, recording, session recording, cloud, VoIP, voice over IP, SIP, session initiation protocol, SIP trunking, communications, contact centers, service providers, unified communications, IETF, Internet Engineering Task Force

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About NICE

NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

About Acme Packet
Acme Packet (NASDAQ: APKT), the leader in session delivery network solutions, enables the trusted, first-class delivery of next-generation voice, data and unified communications services and applications across IP networks. Our Net-Net product family fulfills demanding security, service assurance and regulatory requirements in service provider, enterprise and contact center networks. Based in Bedford, Massachusetts, Acme Packet designs and manufactures its products in the USA, selling them through over 220 reseller partners worldwide. More than 1,600 customers in 107 countries have deployed over 16,000 Acme Packet systems, including 88 of the top 100 service providers and 41 of the Fortune 100. For more information visit www.acmepacket.com.

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For more information about Acme Packet:

Media and Industry Analysts:
Mike O’Malley
Acme Packet
+1 781-869-2975
apktpr@acmepacket.com

Agency Contact
Katelyn Henry
Version 2.0 Communications
+1 617-426-2222 x113
khenry@v2comms.com

Forward-Looking Statements - NICE
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

Acme Packet, Inc. Safe Harbor Statement

Statements contained herein that are not historical fact may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may relate to, among other things, expected financial and operating results, expected growth rates, future stock-based compensation and amortization expenses, future business prospects and market conditions. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those anticipated. These include, but are not limited to: the amount of stock-based compensation awarded; the applicable Company stock price used to determine stock-based compensation; the exercise pattern of employee stock options; difficulties expanding the Company’s customer base; difficulties leveraging market opportunities; difficulties providing solutions that meet the needs of customers; poor product sales; long sales cycles; difficulties developing new products; difficulties in relationships with vendors and partners; higher risks in international operations; difficulties managing rapid growth; difficulties managing the Company’s financial performance; the ability to hire and retain employees and appropriately staff operations; the Company’s cash needs; the impact of new accounting pronouncements and increased competition. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in the Company’s recent filings with the Securities and Exchange Commission, including those factors discussed under the caption “Risk Factors” in such filings.